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A 3-6

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 — SEC MAIL PROCESSING SECTION — WASH, D.C. 365

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SEC FILE NUMBER
8- 51131

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIKLES/MILLER SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CENTURY PARK EAST, SUITE 460
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES WILLIAMS (415) 461-3156
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

9171 WILSHIRE BOULEVARD, SUITE 500 (Address) BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2002
THOMSON FINANCIAL P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/21/02

OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIKLES/MILLER SECURITIES LLC, as of DECEMBER 31 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL
Title

Notary Public

CHRIS DEMPSEY
Commission # 1243974
Notary Public - California
Marin County
My Comm. Expires Nov 30, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIKLES/MILLER SECURITIES LLC

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-490-7700/Fax 212-730-6892

9171 Wilshire Boulevard
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649

85 Livingston Avenue
Roseland, New Jersey 07068
973-994-6666/Fax 973-994-0337

www.rkco.com

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Mikles/Miller Securities LLC

We have audited the accompanying statement of financial condition of Mikles/Miller Securities LLC (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mikles/Miller Securities LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 29, 2002

MIKLES/MILLER SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash and cash equivalents	$	169,387
Receivables from clearing brokers		116,450
Commissions receivable		33,455
Receivable from related entity		326,950
Property and equipment, net of accumulated depreciation of $103,435		56,087
Prepaid expenses		21,945
Other assets		6,366
	$	730,640
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	219,355
Members' Equity		511,285
	$	730,640

See accompanying notes to financial statement.

MIKLES/MILLER SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Mikles/Miller Securities LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the rule. The Company's managing members are Lee E. Mikles and Mark R. Miller.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for income taxes have been made in the accompanying financial statements. The members are required to report their proportional share of gains, losses, credits and deductions on their respective tax returns.

Property and Equipment

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation expense was $36,368 for the year ended December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Receivables from clearing brokers

The amount receivable from broker represents funds held by a broker. It is the Company's policy to continuously monitor the credit standing of the broker with which it conducts business.

3. Employee benefit plan

The Company maintains a qualified employee benefit retirement plan under Internal Revenue Code Section 401(k) covering substantially all full-time employees. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. The Company is not required to contribute to the plan, but may do so at its discretion. For the year ended December 31, 2001, Company contributions to the plan were $88,205.

4. Commitment

The Company leases office space under a noncancellable operating lease expiring in 2003. The following is a schedule by years of future minimum rentals under the lease:

2002	$ 81,872
2003	76,542
	$ 158,414

Rent expense was $ 79,846 for the year ended December 31, 2001.

5. Related-party transactions

The Company is affiliated with Mikles/Miller Management, Inc., which is the general partner or investment adviser to various investment funds (the Funds). The Company earns commissions on the Funds' securities transactions. For the year ended December 31, 2001, the Company earned approximately $3,347,000 in such commissions. Mikles/Miller Management, Inc. reimburses the Company for some shared expenses, such as payroll. For the year ended December 31, 2001 total reimbursements were $722,500 of which $326,950 was receivable at December 31, 2001.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, the Company had net capital of $99,937 which was $85,313 in excess of its required minimum net capital of $14,624. The Company's net capital ratio was 2.2 to 1.

MIKLES/MILLER SECURITIES LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001